Formation

[redacted] Corporation
[redacted] Hastings Street
[redacted]ada V6C 2W2
604.682-6205
[redacted]mcap.com

Sunshine Precious Metals Refinery Update

Vancouver, B.C., October 5, 2005 Formation Capital Corporation (FCO-TSX) (the Company) is pleased to provide its shareholders with an update on the Sunshine Precious Metals Refinery (the Refinery). The Refinery is owned by the Company's 100% owned subsidiary, Formation Chemicals, Inc., and is part of the Big Creek Hydrometallurgical Complex located in Kellogg, Idaho.

Mid-year the Refinery achieved a key milestone in business development by securing a long term contract with a primary silver producer. During the past six weeks the Refinery has received, from various customers, silver feed filling approximately 70% of its silver refining capacity. While this flow of silver is expected to vary from month to month, the Company is encouraged as the Refinery continues to escalate its production. In addition to its anchor customer, the Refinery's precious metals feed sources range from pre-1965 U.S. coins, sterling scrap, impure ingots to dore from mines.

The Sunshine Refinery has over the past year worked closely with its marketing advisor, Auramet Trading, LLC of Fort Lee, New Jersey. Auramet has assisted in sourcing silver and gold feed for the refinery and has helped to secure refining contracts. This arrangement has given the Refinery higher visibility in the marketplace and the Company looks forward to continuing a mutually beneficial relationship with Auramet.

The zero-discharge Refinery produces consistent fineness of 999.5 or better silver and gold bullion and is capable of producing special order 999.99 high purity silver for the silver chemicals industry. This silver is purchased by industrial end users, physical silver traders and bullion banks, as well as minting facilities. The refinery products have been well received by customers and have maintained 100% bullion quality control.

The recent Silver Summit meeting in Coeur d'Alene, Idaho serves as an excellent example of the increased awareness and respect the Refinery is gaining within the silver industry. The summit brought together most of the major players in the silver industry and was well attended by companies from around the world. Formation Chemicals, Inc. has been in attendance for the last two years with the purpose of meeting other companies in the industry and advising them of our existence and desire to process their material. In the prior summit held in 2004, it was a matter of introducing ourselves to the major players. This year's attendance exemplifies the gains made in recognition of the Refinery as most of the silver producers in attendance were aware of our refining capabilities and expressed an interest in inviting us to bid on future contracts to refine their silver and gold products.

The Company is encouraged with the progress of the Refinery and is in discussions with potential additional long-term customers. For further information on refining opportunities, please visit www.sunshinerefinery.com or contact Mr. John Allen, General Manager, Sunshine Precious Metals refinery, telephone 208-783-2691, ext 22, or email Mr. Allen at jallen@sunshinerefinery.com.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.